United States securities and exchange commission logo





                             September 3, 2021

       Gilad Shany
       Chief Executive Officer
       ION Acquisition Corp 2 Ltd.
       89 Medinat Hayehudim Street
       Herzliya 4676672, Israel

                                                        Re: ION Acquisition
Corp 2 Ltd.
                                                            Registration
Statement on Form S-4
                                                            Filed August 5,
2021
                                                            File No. 333-258472

       Dear Mr. Shany:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed August 5, 2021

       Cover Page

   1. You disclose that ION will purchase up to $163 million of shares from Innovid stockholders in
secondary sale transactions. Please clarify how the purchase price of these shares will be
determined and revise to clearly describe the effects of these secondary sale
transactions on ION's public shareholders and the post-combination company. Please tell us
the business purpose for this tranaction.
       Questions and Answers for Shareholders of ION, page 12

   2. You disclose that the Sponsor and certain other members of the ION board, which own in the aggregate
approximately 20% of ION's of issued and outstanding ION shares, have agreed to vote their
shares in favor of all the proposals being presented at the
 Gilad Shany
ION Acquisition Corp 2 Ltd.
September 3, 2021
Page 2
         extraordinary general meeting. Furthermore, we note that the business combination proposal only requires the affirmative vote of the holders of a majority of the ION shares that are present and voted at the meeting. Please disclose both the percentage of remaining shares needed to vote for the business combination proposal if: (i) all of
         ION's outstanding shares voted; and (ii) only a quorum of ION's shares are present.
The Business Combination Proposal, page 95

3. Please revise the diagrams on page 96 to clearly identify ownership percentages of the different security holder groups under both no and maximum redemption scenarios.
Related Agreements
Innovid Equity Holders Support Agreements, page 111

4. You state here that one of the Innovid Equity Holders Support Agreements provides for additional rights. Please identify this Innovid stockholder. Unaudited Pro Forma Condensed Combined Financial Information, page 174

5. We note your pro forma financial statements have been prepared assuming 14.4 million
         Public Shares will be redeemed; however, it appears that 20.8 million shares are subject to redemption. Please revise here and throughout the filing to clarify specifically whether you have additional financing available to ensure you will meet the cash requirements of the Merger or confirm whether the Merger will not be consummated if more of ION's shareholders opt to redeem their shares. Also, to the extent necessary, revise to provide additional pro forma information that gives effect to additional redemptions and financing. Refer to Article 11-02(a)(10) of Regulation S-X.
6. You disclose that in the case of no redemptions, the unaudited pro forma condensed combined financial information assumes $200,000,000 of Available Cash is retained by
         Innovid Corp. following the Transaction; however, such amount may be reduced at the discretion of the Innovid Board. Please explain the circumstances under which this amount may be reduced, including the maximum reduction that may be made. Further, please revise footnotes (h) and (k) to present the effect of a reduction of this amount on your pro forma presentation, if appropriate.
7. Your presentation appears to assume that your preferred shares convert into common shares in the merger.; however; disclosure in your financial statement footnote indicates that at least some of these shares are redeemable in certain liquidity events. Please tell us whether the merger is a qualifying liquidity event. If so, revise to explain the basis for your assumption that preferred shares convert to common in this transaction.
FirstName LastNameGilad Shany
8. We note that adjustment (h) reflects the repurchase of $163 million of shares in the
Comapany    NameION
       Secondary    SaleAcquisition
                        Transaction;Corp 2 Ltd.there is no adjustment to common stock for the par however,
       value3,of
September        the Page
               2021  shares2 assumed to be repurchased. Please explain or revise.
FirstName LastName
 Gilad Shany
FirstName LastNameGilad  Shany
ION Acquisition Corp 2 Ltd.
Comapany 3,
September NameION
             2021 Acquisition Corp 2 Ltd.
September
Page 3    3, 2021 Page 3
FirstName LastName
Unaudited Pro Forma Condensed Combined Statement of Operations For the Year
Ended
December 31, 2020, page 180

9. Please revise to reflect any transaction costs that will be expensed as a non-recurring item in the pro forma statement of operations for the year ended December 31, 2020. Refer to
         Rule 11-02(a)(6) of Regulation S-X.
Description of ION's and the Company's Securities
Capital Stock of the Company after the Business Combination
Exclusive Forum, page 208

10. Please ensure your disclosures here and in the risk factor on page 51 are consistent with the provision in the proposed certificate of incorporation. In this regard, we note that the provision in the proposed certificate of incorporation clarifies that it will not apply to
         Exchange Act claims and also provides that the U.S. federal district courts shall serve as the exclusive forum for Securities Act claims. Additionally, please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Information About Innovid, page 218

11. You identify Anheuser-Busch InBev, Kellogg's, Mercedes-Benz and Volvo as Innovid
         clients. Please revise to disclose the criteria used to select these clients for use in your filing and clarify whether each meets Innovid's definition of "core client" (i.e., an advertiser that generates at least $100,000 of annual revenue).
12. You state here that Innovid serves customers globally through a delivery footprint covering over 70 countries, including the United States, United Kingdom, Mexico,
         Argentina, Colombia, Israel, Singapore, Japan and Australia. Please revise to disclose the percentage of revenue generated from customers outside of the United States.
13. You state that connected TV accounted for 40% of all video impressions served by
         Innovid, up from 31% in 2019. Please revise to disclose the environments that accounted for the other video impressions served by Innovid and the percentage, if material, accounted for by each environment. Disclose this information for each period presented in your financial statements.
Partnerships and Integrations, page 227

14. You describe Innovid's relationship with a variety of third parties throughout the filing.
         For example, we note your disclosure that Innovid is the exclusive third-party ad server for NBCU's Peacock. To the extent any of these partnerships are material to Innovid's business, please summarize any material agreements with these third parties and tell us what consideration you have given to filing these agreements as exhibits pursuant to Item
         601(b)(10) of Regulation S-K.
 Gilad Shany
FirstName LastNameGilad  Shany
ION Acquisition Corp 2 Ltd.
Comapany 3,
September NameION
             2021 Acquisition Corp 2 Ltd.
September
Page 4    3, 2021 Page 4
FirstName LastName
Customers, page 229

15. You state here that no single advertiser accounted for more than 13% of your revenue in
         2019 or 2020. Disclosure on page F-68 states that no customer accounted for more than
         11% of your revenue in 2019 and 2020. Please revise to reconcile these disclosures.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Innovid
Results of Operations, page 241

16. Given your focus on acquiring new customers, please separately quantify the growth in revenue from existing customers and new customers for all periods presented. Also, to better illustrate the impact of pricing and volume changes on your revenue, revise to provide the total number of impressions delivered during the reported periods, the average cost per impression or percentage changes in each. If material, disclose the reasons for trends in these factors during the reported periods. Refer to Section III.B of
         SEC Release No. 33-8350.
Key Metrics and Non-GAAP Financial Measures, page 249

17. Please tell us whether you consider the number of core clients, impressions volume, cost per impression and net revenue retention to be key metrics that management uses to manage the business. If so, please tell us your consideration of disclosing these measures for each of the periods presented. If not, please tell us the metrics that management uses to monitor or evaluate the key factors that affect your performance and your consideration of disclosing such metrics. Refer to SEC Release No. 33-10751.
Annex A - Merger Agreement, page A-1

18. The merger agreement identifies a number of exhibits to the merger agreement, including the company stockholder support agreement. Please revise to include this and any other material exhibit to the merger agreement within the filing. Innovid, Inc. - Unaudited Financial Statements
Condensed Consolidated Statements of Cash Flows, page F-38

19. For the three months ended March 31, 2021, please explain why net cash provided by financing activities is less than the only line item presented as a financing cash flow or revise.
Innovid, Inc. - Audited Financial Statements
Note 2: Summary of Significant Accounting Policies
(q) Revenue recognition, page F-69

20. Please disclose the typical billing and payment terms under your contracts and how any differences in timing of revenue recognition and invoicing your customers impacts
 Gilad Shany
FirstName LastNameGilad  Shany
ION Acquisition Corp 2 Ltd.
Comapany 3,
September NameION
             2021 Acquisition Corp 2 Ltd.
September
Page 5    3, 2021 Page 5
FirstName LastName
         any contract assets recorded. Refer to ASC 606-10-50-9. Please also disclose the typical duration of your contracts and whether there are any cancellation provisions.
General

21. On page 120 and elsewhere you describe certain benefits of ION's Sponsor, directors and officers, including the current value of ION securities held by these persons. Please revise to ensure you also include the current value of loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates, directors and officers are awaiting reimbursement.
22. Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
23. On page 199 and elsewhere you describe the Public Warrants and Private Placement
         Warrants, including material differences between the two. While we note your discussion of when ION may redeem the public warrants, please revise to clarify whether recent
         Class A ordinary share trading prices have exceeded the threshold that would allow ION to redeem the Public Warrants. Additionally, while we note that notice of redemption is required to be sent, please revise to clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
24. It appears that your Sponsor's beneficial ownership presentation will assume that no
         Private Placement Warrants are exercised. Please revise here or elsewhere to disclose the
         Sponsor and its affiliates    total potential ownership interest in
the combined company,
         assuming exercise and conversion of all securities.
25.      While we note disclosure stating the Sponsor and ION   s directors and
officers may have
         interests that are different, or in addition to (and may conflict
with), the interests of ION   s
         shareholders, we did not locate a specific discussion of conflicts of interests. To the extent there are conflicts of interests, please revise to include a conflicts of interest discussion that highlights all material interests in the transaction held by the Sponsor and
         the company   s officers and directors. This could include fiduciary
or contractual
         obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
26. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
27. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
 Gilad Shany
ION Acquisition Corp 2 Ltd.
September 3, 2021
Page 6
28. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
29. Please clarify whether shareholders who redeem their Class A ordinary shares will be able to retain their warrants. To the extent they will be able to retain their warrants, please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
30. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
31. We note that you have entered into subscription agreements with certain PIPE investors.
      Please revise to disclose if the SPAC   s Sponsor, directors, officers or
their affiliates will
      participate in the PIPE.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameGilad Shany
                                                              Division of
Corporation Finance
Comapany NameION Acquisition Corp 2 Ltd.
                                                              Office of
Technology
September 3, 2021 Page 6
cc:       Jason Rocha
FirstName LastName